Weil, Gotshal & Manges

81968-0005 November 18, 2003

03037537

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

Enc

dlw 11/20

LO1:\442607\01\9H$N01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

03 NOV 19 AM 7:21

YELL™

Queens Walk, Oxford Road
Reading, Berkshire RG1 7PT

T 0118 959 2111
F 0118 950 9888

www.yellgroup.com

Letter to Shareholders

We welcome you as a shareholder of Yell Group plc. We are pleased to send you our interim report for the six months ended 30 September 2003.

From a single Yellow Pages directory in Brighton published in 1966 we have grown to become a leading international directories company with a range of printed and electronic products, and market-leading operations in the United Kingdom and independent classified directories sector in the United States.

The interim results cover one of the most exciting periods in our 37 year history – a period that saw our initial public offering and our listing on the London Stock Exchange on 15 July 2003. Throughout the period we continued to show strong operational and financial performance.

Our performance continues the considerable progress we have made in pursuing the delivery of our strategic objectives. It demonstrates our commitment to providing value to our customers through which we deliver value to our shareholders.

You will find details of these results in the enclosed interim report and more information on Yell Group on our website, yellgroup.com.

With kindest regards

John Condron
Chief Executive

Bob Scott
Chairman

Printed by RR Donnelley Financial 76581

PUTTING BUYERS IN TOUCH WITH SELLERS



YELL

INTERIM REPORT 2003/04

Yell is a leading international directories business operating in the classified advertising market in the United Kingdom and the United States.

We create value by putting buyers in touch with sellers through simple, cost-effective advertising regardless of channel, time or location, delivered through printed, online and phone media.

YELL GROUP FINANCIAL RESULTS FOR THE THREE YEARS ENDED 31 MARCH 2001-03

TURNOVER SPLIT FY03

UK 55%
US 45%

GROUP TURNOVER & ADJUSTED EBITDA



£m
1200
1000
800
600
400
200
0
774.3
234.2
865.4
245.5
1,114.0
323.0
2001
2002
2003
Turnover
Adjusted EBITDA

UK PRODUCTS

YELLOW PAGES. BUSINESS PAGES. YELLOW PAGES 118 24 7 YELL.COM

US PRODUCTS

Yellow Book USA™ Yellowbook.com

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003


£530.9
£568.6m
H1 03
H1 04

GROUP TURNOVER


£165.6m
£187.6m
H1 03
H1 04

GROUP EBITDA


£143.9m
£153.7m
H1 03
H1 04

OPERATING CASH FLOW

- Group turnover up 7.1% to £568.6 million; 10.6% at a constant exchange rate
- Group earnings before interest, tax, depreciation and amortisation (EBITDA) up 13.3% to £187.6 million; 15.7% at a constant exchange rate
- Group profit after tax £22.1 million compared with a £17.3 million loss last year
- Group operating cash flow less capital expenditure up 6.8% to £153.7 million
- Pro forma diluted earnings per share before amortisation 12.3 pence
- Interim dividend of 3.0 pence per share

Notes:

- Earnings and cash flow figures stated before exceptional costs arising on IPO as described in Note 4 to the financials. Including exceptional costs, the Group made a statutory loss after tax of £89.2 million (£30.0 million loss last year)
- Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period
- Pro forma earnings per share assumes the IPO had taken place at 31 March 2002 and is described in Note 10 to the financials
- H1 03 and H1 04 refer to the six months ended 30 September 2002 and 2003, respectively; FY 03 refers to the year ended 31 March 2003
- A glossary of terms is provided on page 8

OUTLOOK

These results, coupled with our good forward visibility, give confidence that Yell is well on track to meet full-year expectations.

This has been a good six months for Yell with strong operating results and our listing on the London Stock Exchange on 15 July 2003.

Our focus on winning, keeping and growing our customer base is driving turnover growth, profitability and cash generation both in our regulated UK environment and in the fast-growing independent sector of the US.

This focus is underpinned by operational excellence, sales expertise and disciplined financial management. We expect this approach to continue to provide excellent value for our customers and thereby to create value for our shareholders.

OPERATING HIGHLIGHTS

	H1 03	**H1 04**	FY 03
UK			
Unique advertisers[1]	233,005	**250,621**	461,500
Directory editions published	49	**50**	94
Yell.com page impressions for the month at period end	39m	**51m**	39m
Yell.com searchable advertisers as at period end	n/a	**86,508**	74,680
Employees (full-time equivalent)	3,695	**3,722**	3,265
US			
Unique advertisers[1]	197,314	**209,866**	363,000
Directory editions published	248	**250**	525
Employees (full-time equivalent)	4,266	**4,830**	4,452

(1) Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.

GROUP TURNOVER

We increased Group turnover by 7.1% to £568.6 million. However, the weaker US dollar had a significant impact and, at a constant exchange rate, growth was 10.6%, demonstrating the strength of our overall performance.

UK TURNOVER

Turnover from our UK operations rose 2.7% to £314.6 million. Excluding discontinued products (our data-service business, Yell Data, which we sold in June 2003 and a terminated turnover contract with BT) we grew turnover in the UK by 3.4%.

UK printed directories, Yellow Pages and Business Pages, increased turnover by 3.0% to £295.2 million, after a regulatory price reduction on Yellow Pages advertising rates of 4.7%. This price reduction is due to the regulatory price cap set at the Retail Price Index minus 6%, which became effective in January 2002.

Growth was impacted by the performance of the London Central Yellow Pages directory, where we saw a reduction in advertisements placed in that directory by advertisers based in neighbouring directory areas. Excluding London Central, growth in printed directories was 3.9%, with other metro directories performing in line with non-metro directories.

Our campaigns to attract new customers raised the number of unique advertisers, once again. We gained 56,574 new advertisers, compared with 51,612 for the same period last year, and increased the total by 7.6% to 250,621 unique advertisers.

As expected, this focus on new advertisers resulted in lower yield per advertiser, although our experience is that the value of retained new advertisers grows over future years. In addition, the anticipated reduction in growth in the uptake of colour advertising following its first full year of introduction, the performance of the London Central directory and the 4.7% price reduction contributed to a 4.2% decrease in turnover per unique advertiser to £1,178.

We continue to invest in our online classified directory service Yell.com, with particular focus on local search features. In the six months, we grew Yell.com turnover by 17.3% to £11.5 million. This was driven by strong growth in the number of searchable advertisers, which reached 86,508 at September this year, and a 30.8% increase in page impressions to 51 million in the month of September 2003 from the same period last year.


£286.5m
£295.2m
H1 03
H1 04

UK PRINTED DIRECTORIES TURNOVER


£9.8m
£11.5m
H1 03
H1 04

YELL.COM TURNOVER

US TURNOVER

At £254.0 million, US turnover increased 13.1%, or 21.3% at a constant exchange rate, after taking into account the £18.4 million reduction in turnover as a result of the weaker US dollar. The effective exchange rates were $1.62 : £1.00 against $1.51 : £1.00 in the previous year.

We increased the number of unique advertisers by 6.4% to 209,866 with average turnover per unique advertiser up 14.0% to $1,960.

Same-market growth, which compares the sales into the same markets year on year, was 9.3%, up from 4.5% last year. Excluding the Manhattan directory, which was affected by unique market conditions, same-market growth was 10.5%, up from 6.2% last year. Directories from the former McLeod business, acquired in April 2002, are now achieving same-market growth in line with the rest of Yellow Book.

We have successfully integrated the former McLeod directories business into Yellow Book, and we are beginning to see the benefits of integration. Four former under-performing McLeod directories were repositioned and relaunched during the period achieving turnover growth of more than 40%.There is one more relaunch planned for the third quarter.

US turnover growth also benefited from the launch of three new directories (contributing 1.5% of the growth), one directory publishing for the first time after acquisition, and a full six months of turnover of the McLeod and NDC acquisitions (contributing 12.7% of the growth). These benefits were partially offset by the rescheduling of a few directories to future periods (reducing growth by 2.4%). This allows them to be included in rescopes, where we redefine directory boundaries to reflect demographic changes, and to balance production schedules.


£224.6m
£254.0m
H1 03
H1 04

US TURNOVER

EBITDA BEFORE EXCEPTIONAL COSTS

We increased Group earnings before interest, tax, depreciation, amortisation and exceptional costs (EBITDA) by 13.3% to £187.6 million, or 15.7% at a constant exchange rate. Our Group EBITDA margin increased 1.8 percentage points to 33.0%.

UK EBITDA increased by 3.0% to £128.9 million, including the continued progress of Yell.com, which increased EBITDA to £2.1 million from a loss of £0.3 million last year. At 41.0%, the UK EBITDA margin was in line with last year's margin of 40.9%.

US EBITDA increased by 45.3% to £58.7 million, or 55.2% at a constant exchange rate. This growth reflects the continuing development of our portfolio of directories and the inclusion for the full six months of our McLeod and NDC acquisitions. As a result, US EBITDA margin increased from 18.0% to 23.1%.


£165.6m
£187.6m
H1 03
H1 04

GROUP EBITDA


£125.2m
£128.9m
H1 03
H1 04

UK EBITDA


£40.4m
£58.7m
H1 03
H1 04

US EBITDA


31.2%
33.0%
H1 03
H1 04

GROUP EBITDA MARGIN


40.9%
41.0%
H1 03
H1 04

UK EBITDA MARGIN


18.0%
23.1%
H1 03
H1 04

US EBITDA MARGIN

PROFIT (LOSS) AFTER TAX

Profit after tax before exceptional costs was £22.1 million, compared with a loss of £17.3 million last year. As well as EBITDA growth, this reflects lower interest payments arising from the new capital structure put in place at the time of the Initial Public Offering (IPO) on 15 July 2003. Net interest payable before exceptional costs was £88.2 million, compared with £115.8 million last year.

Taxation before exceptional costs was £16.7 million, compared with £7.4 million last year.

After exceptional costs, the loss after tax was £89.2 million, compared with a loss of £30.0 million last year.

EXCEPTIONAL COSTS

Exceptional costs before tax amounted to £148.5 million of which £71.2 million was incurred in the second quarter. Of these half year costs, £63.0 million were cash costs and £85.5 million were non-cash costs.

The bulk of these exceptional costs arose from the structure of the buy-out of Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs in the accounts was triggered by this year's IPO.

OPERATING CASH FLOW

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was £153.7 million, compared with £143.9 million last year. We converted 81.9% of EBITDA before exceptional items to cash.


£143.9m
£153.7m
H1 03
H1 04

OPERATING CASHFLOW


86.9%
81.9%
H1 03
H1 04

CASH CONVERSION

EARNINGS PER SHARE

Our IPO had a significant impact on earnings per share. Pro forma earnings per share was 12.3 pence on a diluted basis before exceptional costs and amortisation.

DIVIDENDS

As declared in the Listing Particulars relating to our IPO, the total dividend for the current year will be around £63 million, paid in the approximate ratio of one-third interim and two-thirds final. We are pleased to confirm that, in line with this, an interim dividend of 3.0 pence per share will be paid on 21 December 2003 to shareholders registered on 21 November 2003.

INITIAL PUBLIC OFFERING AND REFINANCING

On 15 July 2003, we raised £433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of this IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately £1,340 million and has since been reduced to £1,227 million at 30 September 2003.

The composition of our debt partially hedges exchange rate fluctuations, because 39% of our net debt and a similar proportion of our net interest expense are denominated in US dollars, thereby reducing our US dollar EBITDA exposure by approximately 40%.

GLOSSARY OF TERMS

H1 03	The six months ended 30 September 2002 (first half of the financial year 2003)
H1 04	The six months ended 30 September 2003 (first half of the financial year 2004)
FY 03	The financial year ended 31 March 2003
Constant exchange rate	Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period
EBITDA before exceptional costs	Earnings before interest, tax, depreciation and amortisation and before exceptional costs, which are described in Note 4 to the financials
Operating cash flow	Cash flow from operations before exceptional costs, less capital expenditure
Cash conversion	Operating cash flow as a percentage of EBITDA before exceptional costs
Pro forma earnings per share	Pro forma earnings per share includes certain adjustments to give a measure of earnings per share as if the IPO had taken place on 31 March 2002. A detailed description of these adjustments is provided in Note 10 to the financials

Copies of our London Stock Exchange results announcement and our SEC filing of Yell Finance B.V., our subsidiary, for the six months ended 30 September 2003, as well as the annual report on Form 20-F for the year ended 31 March 2003 can be accessed at:

www.yellgroup.com/goto/announcements.html

This interim report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the SEC on 1 July 2003 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

FINANCIALS

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

£m (Unaudited)	Notes	Six months ended 30 September 2002	2003
Turnover	2	530.9	**568.6**
Cost of sales		(233.8)	**(251.1)**
Gross profit		297.1	**317.5**
Distribution costs		(17.5)	**(17.2)**
Administrative costs			
Ordinary items		(173.7)	**(173.3)**
Exceptional items	4	(15.0)	**(90.1)**
		(188.7)	**(263.4)**
Operating profit	3	90.9	**36.9**
Net interest payable			
Ordinary items		(115.8)	**(88.2)**
Exceptional items	4	-	**(58.4)**
		(115.8)	**(146.6)**
Loss on ordinary activities before taxation		(24.9)	**(109.7)**
Taxation			
Before exceptional items	5	(7.4)	**(16.7)**
On exceptional items	4,5	2.3	**37.2**
		(5.1)	**20.5**
Loss for the financial period	9	(30.0)	**(89.2)**
Interim dividend	6,9	-	**(20.8)**
Retained loss for the financial period		(30.0)	**(110.0)**
		(in pence)	*(in pence)*
Basic and diluted loss per share	10	(11.6)	**(20.0)**
Pro forma earnings per share before exceptional items and amortisation[a]		*(in pence)*	*(in pence)*
Basic	10	8.3	**12.5**
Diluted	10	8.2	**12.3**

(a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of loss for the financial period detailed above and the currency movements detailed in note 9, there have been no other recognised gains or losses.

See notes to the financial information for additional details.

CONSOLIDATED CASH FLOW STATEMENTS

£m		Six months ended 30 September	
(Unaudited)	Notes	2002	2003
Net cash inflow from operating activities		145.9	**133.2**
Returns on investments and servicing of finance			
Interest paid	7	(68.2)	**(78.9)**
Redemption premium paid		-	**(19.7)**
Finance fees paid	7	(11.8)	**(16.1)**
Net cash outflow for returns on investments and servicing of finance		(80.0)	**(114.7)**
Taxation		(7.6)	**(4.6)**
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(7.9)	**(10.6)**
Net cash outflow for capital expenditure and financial investment		(7.9)	**(10.6)**
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired	7	(423.7)	**(3.1)**
Net cash outflow for acquisitions		(423.7)	**(3.1)**
Net cash (outflow) inflow before financing		(373.3)	**0.2**
Financing			
Issue of ordinary share capital	7	0.1	**433.6**
Expenses paid in connection with share issue	7	-	**(22.8)**
New loans issued	7	408.7	**1,031.0**
Borrowings repaid	7	(26.4)	**(1,378.4)**
Net cash inflow from financing		382.4	**63.4**
Increase in net cash in the period		9.1	**63.6**

See notes to the financial information for additional details.

CONSOLIDATED CASH FLOW STATEMENTS *(Continued)*

£m		Six months ended 30 September	
(Unaudited)	Notes	2002	2003
Total operating profit		90.9	**36.9**
Depreciation		11.0	**11.4**
Goodwill amortisation		48.7	**49.2**
Exceptional employee costs settled in shares		-	**49.1**
Increase in stocks		(11.2)	**(21.6)**
(Increase) decrease in debtors		(21.5)	**20.8**
Increase (decrease) in creditors		28.0	**(12.6)**
Net cash inflow from operating activities		145.9	**133.2**
Net cash inflow from operating activities		145.9	**133.2**
Cash payments for exceptional costs included in operating profit		5.9	**31.1**
Purchase of tangible fixed assets		(7.9)	**(10.6)**
Net cash inflow from operating activities before payments of exceptional costs and after capital expenditure		143.9	**153.7**

See notes to the financial information for additional details.

CONSOLIDATED BALANCE SHEETS

£m	Notes	At 31 March 2003 (Audited)	At 30 September 2003 (Unaudited)
Fixed assets			
Intangible assets		1,824.1	**1,740.5**
Tangible assets		47.1	**42.4**
Investment		1.9	**2.3**
Total fixed assets		1,873.1	**1,785.2**
Current assets			
Stocks		145.8	**162.9**
Debtors		461.4	**458.1**
Cash at bank and in hand	7	30.1	**92.5**
Total current assets		637.3	**713.5**
Creditors: amounts falling due within one year			
Loans and other borrowings	7,8	(112.8)	**(81.1)**
Other creditors		(235.9)	**(237.0)**
Total creditors: amounts falling due within one year		(348.7)	**(318.1)**
Net current assets		288.6	**395.4**
Total assets less current liabilities		2,161.7	**2,180.6**
Creditors: amounts falling due after more than one year			
Loans and other borrowings	7,8	(2,286.0)	**(1,238.4)**
Net (liabilities) assets		(124.3)	**942.2**
Capital and reserves			
Called up share capital (694,990,220 £0.01 ordinary shares at 30 September 2003; 7,100,000 £0.01 ordinary shares and 106,949,900 £0.0001 B ordinary shares issued and outstanding at 31 March 2003)	9	0.1	**4.4**
Share premium account	9	1.0	**1,182.6**
Other reserves	9	0.1	**0.1**
Profit and loss account deficit	9	(125.5)	**(244.9)**
Equity shareholders' (deficit) funds		(124.3)	**942.2**

See notes to the financial information for additional details.

NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PREPARATION AND CONSOLIDATION

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

The foregoing information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with the consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs and management incentive schemes and taxes.

2. TURNOVER BY SEGMENT

£m	Six months ended 30 September 2002[1]	2003	Change %
UK printed directories	286.5	**295.2**	**3.0%**
Other products and services	19.8	**19.4**	**(2.0)%**
Total UK turnover	306.3	**314.6**	**2.7%**
US printed directories:			
US printed directories at constant exchange rate[2]	224.6	**272.4**	**21.3%**
Exchange impact[2]	-	**(18.4)**	**-**
Total US turnover	224.6	**254.0**	**13.1%**
Group turnover	530.9	**568.6**	**7.1%**

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31 December 2002.

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3. OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS

EBITDA before exceptional items by segment

£m	Six months ended 30 September 2002[1]	2003	Change %
Total UK operations	125.2	**128.9**	**3.0%**
US operations:			
US printed directories at constant exchange rate[2]	40.4	**62.7**	**55.2%**
Exchange impact[2]	-	**(4.0)**	**-**
Total US operations	40.4	**58.7**	**45.3%**
Group EBITDA before exceptional items	165.6	**187.6**	**13.3%**

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC which was not acquired until 31 December 2002.

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3. OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS *(Continued)*

Reconciliation of Group operating profit to EBITDA before exceptional items

£m	Six months ended 30 September 2002[1]	2003	Change %
UK operations			
Operating profit, including exceptional items	**75.5**	**58.8**	
Depreciation and amortisation	35.0	34.8	
UK operations EBITDA	**110.5**	**93.6**	
Exceptional items	14.7	35.3	
UK operations EBITDA before exceptional items	**125.2**	**128.9**	3.0%
UK operations EBITDA margin before exceptional items	**40.9%**	**41.0%**	
US operations			
Operating profit (loss), including exceptional items	**15.4**	**(21.9)**	
Depreciation and amortisation	24.7	25.8	
US operations EBITDA	**40.1**	**3.9**	
Exceptional items	0.3	54.8	
Exchange impact[1]	-	4.0	
US operations EBITDA before exceptional items at constant exchange rate[1]	**40.4**	**62.7**	55.2%
Exchange impact[1]	-	(4.0)	
US operations EBITDA before exceptional items	**40.4**	**58.7**	45.3%
US operations EBITDA margin before exceptional items	**18.0%**	**23.1%**	
Group			
Operating profit, including exceptional items	**90.9**	**36.9**	
Depreciation and amortisation	59.7	60.6	
Group EBITDA	**150.6**	**97.5**	(35.3)%
Exceptional items	15.0	90.1	
Exchange impact[1]	-	4.0	
Group EBITDA before exceptional items at constant exchange rate[1]	**165.6**	**191.6**	15.7%
Exchange impact[1]	-	(4.0)	
Group EBITDA before exceptional items	**165.6**	**187.6**	13.3%
Group EBITDA margin before exceptional items	**31.2%**	**33.0%**	

(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

4. RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

An analysis of our results for the three and six months ended 30 September 2002 and 2003 separating out exceptional items is as follows:

Six months ended 30 September	2002			2003		
£m	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
Gross profit	297.1	-	297.1	**317.5**	-	**317.5**
Distribution costs	(17.5)	-	(17.5)	**(17.2)**	-	**(17.2)**
Administrative costs	(173.7)	(15.0)	(188.7)	**(173.3)**	**(90.1)**	**(263.4)**
Operating profit (loss)	105.9	(15.0)	90.9	**127.0**	**(90.1)**	**36.9**
Net interest payable	(115.8)	-	(115.8)	**(88.2)**	**(58.4)**	**(146.6)**
(Loss) profit before taxation	(9.9)	(15.0)	(24.9)	**38.8**	**(148.5)**	**(109.7)**
Taxation	(7.4)	2.3	(5.1)	**(16.7)**	**37.2**	**20.5**
(Loss) profit for the period	(17.3)	(12.7)	(30.0)	**22.1**	**(111.3)**	**(89.2)**

Exceptional administrative costs in the six months ended 30 September 2003 relate to costs incurred in connection with our global offer. Of the £90.1 million exceptional administrative costs, £35.3 million relates to our UK business and £54.8 million to our US business. Exceptional administrative costs in the six months ended 30 September 2002 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the £15.0 million exceptional administrative costs, £14.7 million was charged to our UK business and £0.3 million was charged to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises £19.7 million bond redemption premium and £38.7 million accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and arrangement fees for the withdrawn revolving credit facility. The exceptional tax credits in the six months ended 30 September 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

5. TAXATION

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Six months ended 30 September	
£m	**2002**	**2003**
Profit (loss) on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(3.0)	**11.6**
Effects of:		
Non-allowable goodwill amortisation	10.0	**10.5**
US tax losses	-	**(3.7)**
Other permanent differences	0.4	**(1.7)**
	7.4	**16.7**
Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(4.5)	**(44.6)**
Effects of:		
Items not allowed for tax purposes	2.2	**7.4**
	(2.3)	**(37.2)**
Net charge on profit before tax	5.1	**(20.5)**

6. INTERIM DIVIDEND PER SHARE

The interim dividend of 3.0 pence per share (2002 – £ nil) is payable on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and will amount to £20.8 million (2002 – £ nil).

7. NET DEBT

Analysis of net debt

£m	At 31 March 2003	At 30 September 2003
Long-term loans and other borrowings falling due after more than one year	2,286.0	**1,238.4**
Short-term borrowings and long-term loans and other borrowings falling due within one year	112.8	**81.1**
Total debt	2,398.8	**1,319.5**
Cash at bank and in hand	(30.1)	**(92.5)**
Net debt at end of period	2,368.7	**1,227.0**

Reconciliation of movement in net debt

£m	Total cash less bank overdraft	Debt due within one year excluding bank overdraft	Debt due after one year	Net debt
At 31 March 2003	30.1	(112.8)	(2,286.0)	(2,368.7)
Cash inflow from operating *activities less interest and redemption* premium and taxation paid and capital expenditures	19.4	-	19.0[(a)]	38.4
Cash outflow on acquisitions	(3.1)	-	-	(3.1)
Net proceeds from shares issued	410.8	-	-	410.8
Loans converted to equity	-	-	737.4	737.4
Borrowings repaid	(1,378.4)	112.8	1,265.6	-
New loans acquired	1,031.0	(81.1)	(949.9)	-
Finance fees paid	(16.1)	-	16.1	-
Non-cash charges	-	-	(69.8)	(69.8)
Currency movements	(1.2)	-	29.2	28.0
At 30 September 2003	**92.5**	**(81.1)**	**(1,238.4)**	**(1,227.0)**

(a) The £78.9 million of interest paid in the financial period included £19.0 million of interest that had been capitalised as long term debt.

8. LOANS AND OTHER BORROWINGS

£m	At 31 March 2003	At 30 September 2003
Amounts falling due within one year		
Senior credit facilities	111.8	**80.0**
Net obligations under finance leases	1.0	**1.1**
Total amounts falling due within one year	112.8	**81.1**
Amounts falling due after more than one year		
Senior credit facilities	1,013.7	**942.6**
Senior notes:		
Senior sterling notes	250.0	**162.5**
Senior dollar notes	126.7	**78.2**
Senior discount dollar notes	118.2	**77.6**
Shareholder deep discount bonds	717.2	**-**
Vendor loan notes	108.3	**-**
Total amounts falling due after more than one year	2,334.1	**1,260.9**
Unamortised finance fees	(48.1)	**(22.5)**
Net amounts falling due after more than one year	2,286.0	**1,238.4**
Net loans and other borrowings	2,398.8	**1,319.5**

9. CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

£m	Share capital	Share premium	Other reserves	Profit and loss account[a]	Total
Balance at 31 March 2003	0.1	1.0	0.1	(125.5)	(124.3)
Loss for the period	-	-	-	(89.2)	(89.2)
Issue of ordinary shares	4.3	1,181.6	-	-	1,185.9
Equity offset in respect of employee share options	-	-	-	10.5	10.5
Currency movements[b]	-	-	-	(19.9)	(19.9)
Proposed dividend	-	-	-	(20.8)	(20.8)
Balance at 30 September 2003	**4.4**	**1,182.6**	**0.1**	**(244.9)**	**942.2**

(a) The company Yell Group plc had distributable reserves of £739.3 million at 30 September 2003.

(b) The cumulative foreign currency translation adjustment was a £57.6 million loss at 30 September 2003 (31 March 2003 - £37.7 million loss).

10. EARNINGS (LOSS) PER SHARE

	Loss per share	Pro forma interest adjustments net of tax[a]	Exceptional costs net of tax[b]	Amortisation net of tax[c]	Pro forma earnings per share before exceptional costs and amortisation
Six months ended 30 September 2003					
Group profit (loss) for the financial period (£m)	**(89.2)**	**21.1**	**111.3**	**43.5**	**86.7**
Weighted average number of outstanding ordinary shares (millions)	**446.9**	**247.9**			**694.8**
Basic earnings (loss) per share (pence)	**(20.0)**				**12.5**
Effect of share options (pence)	**-**				**(0.2)**
Diluted earnings (loss) per share (pence)	**(20.0)**				**12.3**
Six months ended 30 September 2002					
Group profit (loss) for the financial period (£m)	(30.0)	32.7	12.7	42.6	58.0
Weighted average number of outstanding ordinary shares (millions)	258.2	436.5			694.7
Basic earnings (loss) per share (pence)	(11.6)				8.3
Effect of share options (pence)	-				(0.1)
Diluted earnings (loss) per share (pence)	(11.6)				8.2

(a) The group losses have been adjusted to reflect what interest charges might have been had the long-term debt we repaid as a result of the initial public offering (IPO) been repaid on 31 March 2002. Interest has been added back in relation to our shareholder deep discount bonds, vendor loan notes, 35% of our senior notes redeemed on 18 August 2003 and approximately £50 million of senior credit facilities repaid at the date of the IPO. All interest adjustments have been tax affected at the UK corporation tax rate of 30%. The weighted average number of shares have been adjusted as though the initial public offering happened on 31 March 2002.

(b) Exceptional costs are explained in note 4.

(c) Amortisation charges are added back net of the tax effect from tax allowable amortisation in the United States.

11. RELATED PARTY TRANSACTIONS

Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were £12.9 million each for the six months ended 30 September 2003, excluding VAT.

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions.

Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES *(Continued)*

Net loss

	Six months ended 30 September	
£m	**2002**	**2003**
Loss for the financial period under UK GAAP	(30.0)	**(89.2)**
Adjustment for:		
Directories in progress		
- Deferred costs	(21.0)	**(21.0)**
- Acquisition accounting[a]	(24.1)	**-**
Pensions	(1.4)	**(4.3)**
Goodwill	50.0	**49.2**
Other intangible assets	(61.3)	**(48.3)**
Derivative financial instruments	(16.6)	**12.7**
Deferred taxation	15.0	**(4.6)**
Other	-	**0.9**
Net loss as adjusted for US GAAP	(89.4)	**(104.6)**

(a) Represents adjustments that arose as a result of acquisitions.

Equity shareholders' (deficit) funds

£m	**At 31 March 2003**	**At 30 September 2003**
Equity shareholders' (deficit) funds under UK GAAP	(124.3)	**942.2**
Adjustment for:		
Directories in progress	(92.6)	**(110.8)**
Pensions	7.7	**3.4**
Additional minimum pension liability	(35.8)	**(35.8)**
Goodwill	(646.7)	**(589.9)**
Other intangible assets	842.0	**783.1**
Derivative financial instruments	(24.9)	**(12.2)**
Deferred taxation	(223.9)	**(228.6)**
Dividends proposed	-	**20.8**
Other	2.9	**3.8**
Equity shareholders' (deficit) funds as adjusted for US GAAP	(295.6)	**776.0**

KEY DATES

Interim dividend payment date	21 December 2003
Preliminary announcement of results for the year ended 31 March 2004	19 May 2004
Annual General Meeting	13 July 2004
Final dividend record date	July 2004
Final dividend payment date	August 2004

CONTACT DETAILS

SHARE REGISTRAR

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

WEBSITE FOR ONLINE INFORMATION ABOUT YOUR HOLDING

Website: www.shareview.co.uk

LLOYDS TSB REGISTRARS' TELEPHONE LINE FOR SHAREHOLDERS

08706 094537

LLOYDS TSB REGISTRARS' TELEPHONE LINE FOR EMPLOYEE SHAREHOLDERS

08706 094538

TEXT PHONE FOR THE HARD OF HEARING

08706 003 950

www.yellgroup.com

Yell Group plc,
Queens Walk, Oxford Road
Reading, Berkshire RG1 7PT

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